SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 1996

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to ____________________


Commission file number 1-8962
                      ---------

                        The Savings Plan for Employees of
                        Pinnacle West Capital Corporation


                        Pinnacle West Capital Corporation
                                (Name of issuer)


                             400 E. Van Buren Street
                                 P. O. Box 52132
                           Phoenix, Arizona 85072-2132
                (Address of issuer's principal executive office)

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                     THE SAVINGS PLAN FOR UNION EMPLOYEES OF
                         ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
                                -----------------


                                                                         PAGE
                                                                         ----


Independent Auditors' Report                                               1


Combined Statements of Net Assets Available
            for Benefits with Supplemental
            Combining Information as of
            December 31, 1996 and 1995                                   2 - 3


Combined Statements of Changes in Net Assets
            Available for Benefits with Supplemental
            Combining Information for Each of the Three
            Years in the Period Ended December 31, 1996                  4 - 6


Notes to Combined Financial Statements                                   7 - 15


Exhibits Filed                                                            16

INDEPENDENT AUDITORS' REPORT



Arizona Public Service Company
Phoenix, Arizona

We have audited the accompanying combined statements of net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company, The Savings Plan for Union Employees of Arizona Public Service Company and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Plans") as of December 31, 1996 and 1995, and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental combining information by fund is presented for the purpose of additional analysis of the basic combined financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plans' management. Such supplemental combining information by fund has been subjected to the auditing procedures applied in our audits of the basic combined financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.


DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 23, 1997

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

-----------------------------------------------------------------------------------------------------------------------
COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------

                                                                         SUPPLEMENTAL COMBINING INFORMATION
                                                        ---------------------------------------------------------------

                                                        PINNACLE WEST                      FIXED         AGGRESSIVE
                                          COMBINED        STOCK FUND     INDEX FUND     INCOME FUND     EQUITY FUND
                                        -------------   ---------------  ------------   -------------   -------------
ASSETS:
     Investments at fair value except
     for Fixed Income Fund that is
     at contract value which approximates
     fair value (cost,
        Pinnacle West Stock Fund,
        $67,839,594;
        Index Fund,
        $43,143,965;
        Fixed Income Fund,
        $52,542,392;
        Aggressive Equity Fund,
        $33,506,467;
        International Equity Fund,
        $3,159,997;
        Lifestyle Conservative Fund,
        $1,297,857;
        Lifestyle Moderate Fund,
        $3,483,624;
        Lifestyle Aggressive Fund,
        $2,496,232;
        Participant Loan Feature,
        $18,564,771)                  $  306,635,785  $    114,661,023 $  73,255,751  $   52,542,392  $   36,879,918
     Temporary investments (at cost
        which approximates fair value)    15,173,420         1,703,669                    13,469,751
     Interest receivable                     336,604             6,821                       329,783
                                        -------------   ---------------  ------------   -------------   -------------
             Total assets                322,145,809       116,371,513    73,255,751      66,341,926      36,879,918
                                        -------------   ---------------  ------------   -------------   -------------

LIABILITIES:
     Interfund transfers and other
     liabilities                             543,692           534,074         9,070         (14,520)        (19,464)
                                        -------------   ---------------  ------------   -------------   -------------

             NET ASSETS AVAILABLE
                 FOR BENEFITS         $  321,602,117  $    115,837,439 $  73,246,681  $   66,356,446  $   36,899,382
                                        =============   ===============  ============   =============   =============

                                         ------------------------------------------------------------------------------------------

                                                                        SUPPLEMENTAL COMBINING INFORMATION
                                         ------------------------------------------------------------------------------------------
                                                                        LIFESTYLE       LIFESTYLE      LIFESTYLE
                                          BALANCED     INTERNATIONAL   CONSERVATIVE      MODERATE      AGGRESSIVE    PARTICIPANT
                                            FUND        EQUITY FUND        FUND            FUND           FUND       LOAN FEATURE
                                         ------------  -------------   -------------   ------------- -------------  --------------
ASSETS:
     Investments at fair value except
     for Fixed Income Fund that is
     at contract value which approximates
     fair value (cost,
        Pinnacle West Stock Fund,
        $67,839,594;
        Index Fund,
        $43,143,965;
        Fixed Income Fund,
        $52,542,392;
        Aggressive Equity Fund,
        $33,506,467;
        International Equity Fund,
        $3,159,997;
        Lifestyle Conservative Fund,
        $1,297,857;
        Lifestyle Moderate Fund,
        $3,483,624;
        Lifestyle Aggressive Fund,
        $2,496,232;
        Participant Loan Feature,
        $18,564,771)                    $              $    3,269,793   $   1,284,840   $   3,574,423 $    2,602,874   $ 18,564,771
     Temporary investments (at cost
        which approximates fair value)
     Interest receivable

                                        -------------  ---------------  --------------  -------------- --------------  ------------
             Total assets                                   3,269,793       1,284,840       3,574,423      2,602,874     18,564,771
                                        -------------  ---------------  --------------  -------------- --------------  ------------

LIABILITIES:
     Interfund transfers and other
     liabilities                                                  860                          (2,820)           943         35,549
                                        -------------  ---------------  --------------  --------------  -------------  ------------

             NET ASSETS AVAILABLE
                 FOR BENEFITS           $              $    3,268,933   $   1,284,840   $   3,577,243   $  2,601,931   $ 18,529,222
                                        =============  ===============. ==============  ==============  =============  ============

                                      -2-
See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

---------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
DECEMBER 31, 1995
---------------------------------------------------------------------------------------------------------------------------------

                                                                                    SUPPLEMENTAL COMBINING INFORMATION
                                                                     ------------------------------------------------------------

                                                                      PINNACLE WEST                                  FIXED
                                                  COMBINED             STOCK FUND           INDEX FUND            INCOME FUND
                                                --------------       ----------------     ----------------      ----------------
ASSETS:
     Investments at fair value except
     for Fixed Income Fund that is
     at contract value which approximates
     fair value (cost,
        Pinnacle West Stock Fund,
        $68,736,455;
        Index Fund, $33,262,541;
        Fixed Income Fund, $63,401,164;
        Aggressive Equity Fund,
        $17,706,804;
        Balanced Fund, $5,881,302;
        Participant Loan Feature,
        $16,679,670)                            $ 266,911,402        $   107,739,786      $    52,227,708       $    63,401,164
     Temporary investments (at cost
        which approximates fair value)              1,626,939              1,505,568                                    121,371
     Contributions receivable                       1,103,604                432,779              230,289               229,659
     Interest receivable                              310,179                  8,634                                    301,545
                                                --------------       ----------------     ----------------      ----------------
              Total assets                        269,952,124            109,686,767           52,457,997            64,053,739
                                                --------------       ----------------     ----------------      ----------------

LIABILITIES:
     Interfund transfers and other liabilities        872,875                406,947              (99,811)              189,814
                                                --------------       ----------------     ----------------      ----------------

              NET ASSETS AVAILABLE
                  FOR BENEFITS                  $ 269,079,249        $   109,279,820      $    52,557,808       $    63,863,925
                                                ==============       ================     ================      ================

                                                       ----------------------------------------------------------

                                                                     SUPPLEMENTAL COMBINING INFORMATION
                                                       ----------------------------------------------------------

                                                             AGGRESSIVE          BALANCED          PARTICIPANT
                                                             EQUITY FUND           FUND            LOAN FEATURE
                                                            --------------     --------------     ---------------
ASSETS:
     Investments at fair value except
     for Fixed Income Fund that is
     at contract value which approximates
     fair value (cost,
        Pinnacle West Stock Fund,
        $68,736,455;
        Index Fund, $33,262,541;
        Fixed Income Fund, $63,401,164;
        Aggressive Equity Fund,
        $17,706,804;
        Balanced Fund, $5,881,302;
        Participant Loan Feature,
        $16,679,670)                                        $  20,693,479      $   6,169,595      $   16,679,670
     Temporary investments (at cost
        which approximates fair value)
     Contributions receivable                                     162,733             48,144
     Interest receivable
                                                            --------------     --------------     ---------------
              Total assets                                     20,856,212          6,217,739          16,679,670
                                                            --------------     --------------     ---------------

LIABILITIES:
     Interfund transfers and other liabilities                     77,954             34,016             263,955
                                                            --------------     --------------     ---------------

              NET ASSETS AVAILABLE
                  FOR BENEFITS                              $  20,778,258      $   6,183,723      $   16,415,715
                                                            ==============     ==============     ===============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

-----------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                    SUPPLEMENTAL COMBINING INFORMATION
                                                        ---------------------------------------------------------------------------

                                                        PINNACLE WEST                      FIXED         AGGRESSIVE       BALANCED
                                          COMBINED        STOCK FUND     INDEX FUND     INCOME FUND     EQUITY FUND         FUND
                                        -------------   ---------------  ------------   -------------   -------------   -----------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
        Dividends                       $  6,557,131    $    3,761,585                                  $  2,322,589   $   158,356
        Interest income                    5,370,324            59,289                  $  3,747,325
        Income from settlement (Note 3)      957,427           351,831   $   154,273         324,919         101,025
        Realized gain on sale of
           investments                     5,832,026         3,180,929     1,977,669                         489,947        96,850
        Unrealized appreciation
           (depreciation) of
           investments (Note 5)           19,357,421         7,818,099    11,146,619                         386,776      (288,293)
                                        -------------   ---------------  ------------   -------------   -------------  ------------
          Total investment income (loss)  38,074,329        15,171,733    13,278,561       4,072,244       3,300,337       (33,087)
                                        -------------   ---------------  ------------   -------------   -------------  ------------

     Contributions (Note 2):
        Employers                          7,225,732         7,225,732
        Participants                      22,693,280         3,720,945     6,509,011       5,416,753       5,809,125       627,436
                                        -------------   ---------------  ------------   -------------   -------------  ------------
          Total contributions             29,919,012        10,946,677     6,509,011       5,416,753       5,809,125       627,436
                                        -------------   ---------------  ------------   -------------   -------------  ------------
             Total additions              67,993,341        26,118,410    19,787,572       9,488,997       9,109,462       594,349
                                        -------------   ---------------  ------------   -------------   -------------  ------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                   15,425,820         8,533,725     1,863,410       3,741,062         669,266       128,928
       Administrative expenses                44,653             3,444         8,217          30,082           1,975           935
       Interfund transfers                                  11,023,622    (2,772,928)      3,225,332      (7,682,903)    6,648,209
                                        -------------   ---------------  ------------   -------------   -------------   -----------
            Total deductions              15,470,473        19,560,791      (901,301)      6,996,476      (7,011,662)    6,778,072
                                        -------------   ---------------  ------------   -------------   -------------  ------------
            Net increase (decrease)       52,522,868         6,557,619    20,688,873       2,492,521      16,121,124    (6,183,723)

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year                 269,079,249       109,279,820    52,557,808      63,863,925      20,778,258     6,183,723
                                        -------------   ---------------  ------------   -------------   -------------  ------------
       End of year                      $321,602,117    $  115,837,439   $73,246,681    $ 66,356,446    $ 36,899,382   $
                                        =============   ===============  ============   =============   =============  ============

                                          -----------------------------------------------------------------------------------------

                                                                     SUPPLEMENTAL COMBINING INFORMATION
                                          -----------------------------------------------------------------------------------------
                                                              LIFESTYLE         LIFESTYLE         LIFESTYLE
                                           INTERNATIONAL     CONSERVATIVE        MODERATE         AGGRESSIVE       PARTICIPANT
                                            EQUITY FUND          FUND              FUND              FUND          LOAN FEATURE
                                          ----------------  ----------------  ----------------  ----------------  ---------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
        Dividends                         $       109,897   $        42,362   $        77,063   $        85,279
        Interest income                                                                                           $    1,563,710
        Income from settlement (Note 3)             6,662             1,980             8,351             8,386
        Realized gain on sale of
           investments                              1,454               552            74,490            10,135
        Unrealized appreciation
           (depreciation) of
           investments (Note 5)                   109,796           (13,017)           90,799           106,642
                                          ----------------  ----------------  ----------------  ----------------  ---------------

          Total investment income (loss)          227,809            31,877           250,703           210,442        1,563,710
                                          ----------------  ----------------  ----------------  ----------------  ---------------

     Contributions (Note 2):
        Employers
        Participants                              163,786            32,290           199,787           214,147
                                          ----------------  ----------------  ----------------  ----------------  ---------------

          Total contributions                     163,786            32,290           199,787           214,147
                                          ----------------  ----------------  ----------------  ----------------  ---------------
             Total additions                      391,595            64,167           450,490           424,589        1,563,710
                                          ----------------  ----------------  ----------------  ----------------  ---------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                            12,741               264            83,506            15,224          377,694
       Administrative expenses
       Interfund transfers                     (2,890,079)       (1,220,937)       (3,210,259)       (2,192,566)        (927,491)
                                          ----------------  ----------------  ----------------  ----------------  ---------------
            Total deductions                   (2,877,338)       (1,220,673)       (3,126,753)       (2,177,342)        (549,797)
                                          ----------------  ----------------  ----------------  ----------------  ---------------
            Net increase (decrease)             3,268,933         1,284,840         3,577,243         2,601,931        2,113,507

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year                                                                                              16,415,715
                                          ----------------  ----------------  ----------------  ----------------  ---------------
       End of year                        $     3,268,933   $     1,284,840   $     3,577,243   $     2,601,931   $   18,529,222
                                          ================  ================  ================  ================  ===============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

------------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    SUPPLEMENTAL COMBINING INFORMATION
                                                                     ---------------------------------------------------------------

                                                                      PINNACLE WEST                                  FIXED
                                                  COMBINED             STOCK FUND           INDEX FUND            INCOME FUND
                                                --------------       ----------------     ----------------      ----------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
        Dividends                             $     4,831,483      $       3,548,574
        Interest income                             5,117,786                 75,680                          $       3,813,463
        Realized gain on sale of
           investments                              2,859,474              1,552,878    $       1,161,262
        Unrealized appreciation
           of investments (Note 5)                 47,736,651             32,727,519           11,670,607
                                                --------------       ----------------     ----------------      ----------------
          Total investment income                  60,545,394             37,904,651           12,831,869             3,813,463
                                                --------------       ----------------     ----------------      ----------------

     Contributions (Note 2):
        Employers                                   6,747,587              6,747,587
        Participants                               20,204,098              4,043,616            5,077,110             6,757,160
                                                --------------       ----------------     ----------------      ----------------
          Total contributions                      26,951,685             10,791,203            5,077,110             6,757,160
                                                --------------       ----------------     ----------------      ----------------
             Total additions                       87,497,079             48,695,854           17,908,979            10,570,623
                                                --------------       ----------------     ----------------      ----------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                            15,932,169              9,015,731            1,727,992             4,533,469
       Administrative expenses                         43,968                  4,085                3,855                33,552
       Interfund transfers                                                 9,646,105           (4,799,352)            6,468,018
                                                --------------       ----------------     ----------------      ----------------
            Total deductions                       15,976,137             18,665,921           (3,067,505)           11,035,039
                                                --------------       ----------------     ----------------      ----------------
            Net increase (decrease)                71,520,942             30,029,933           20,976,484              (464,416)

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year                          197,558,307             79,249,887           31,581,324            64,328,341
                                                --------------       ----------------     ----------------      ----------------
       End of year                            $   269,079,249      $     109,279,820    $      52,557,808     $      63,863,925
                                                ==============       ================     ================      ================


                                             -------------------------------------------------------

                                                        SUPPLEMENTAL COMBINING INFORMATION
                                             -------------------------------------------------------

                                                AGGRESSIVE          BALANCED          PARTICIPANT
                                                EQUITY FUND           FUND            LOAN FEATURE
                                               --------------     --------------     ---------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
        Dividends                            $     1,084,332    $       198,577
        Interest income                                                            $      1,228,643
        Realized gain on sale of
           investments                               128,349             16,985
        Unrealized appreciation
           of investments (Note 5)                 2,957,516            381,009
                                               --------------     --------------     ---------------
          Total investment income                  4,170,197            596,571           1,228,643
                                               --------------     --------------     ---------------

     Contributions (Note 2):
        Employers
        Participants                               3,185,022          1,141,190
                                               --------------     --------------     ---------------
          Total contributions                      3,185,022          1,141,190
                                               --------------     --------------     ---------------
             Total additions                       7,355,219          1,737,761           1,228,643
                                               --------------     --------------     ---------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                              345,062            115,316             194,599
       Administrative expenses                         1,376              1,100
       Interfund transfers                        (7,402,443)        (1,475,470)         (2,436,858)
                                               --------------     --------------     ---------------
            Total deductions                      (7,056,005)        (1,359,054)         (2,242,259)
                                               --------------     --------------     ---------------
            Net increase (decrease)               14,411,224          3,096,815           3,470,902

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year                           6,367,034          3,086,908          12,944,813
                                               --------------     --------------     ---------------
       End of year                           $    20,778,258    $     6,183,723    $     16,415,715
                                               ==============     ==============     ===============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY, THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

----------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994
----------------------------------------------------------------------------------------------------------------------------------

                                                                                   SUPPLEMENTAL COMBINING INFORMATION
                                                                     -------------------------------------------------------------

                                                                      PINNACLE WEST                                   FIXED
                                                  COMBINED             STOCK FUND            INDEX FUND            INCOME FUND
                                                --------------       ----------------      ---------------      -----------------



ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
        Dividends                             $     3,381,906      $       3,080,527
        Interest income                             4,099,965                 62,785                          $        3,513,769
        Realized gain (loss)  on sale of
           investments                              2,579,519                693,572     $      1,885,449
        Unrealized appreciation
          (depreciation) of
           investments (Note 5)                   (10,965,410)            (9,324,625)          (1,577,228)
                                                --------------       ----------------      ---------------      -----------------
          Total investment income (loss)             (904,020)            (5,487,741)             308,221              3,513,769
                                                --------------       ----------------      ---------------      -----------------

     Contributions (Note 2):
        Employers                                   6,552,535              6,552,535
        Participants                               19,076,462              4,562,379            5,002,389              7,664,070
                                                --------------       ----------------      ---------------      -----------------
          Total contributions                      25,628,997             11,114,914            5,002,389              7,664,070
                                                --------------       ----------------      ---------------      -----------------
             Total additions                       24,724,977              5,627,173            5,310,610             11,177,839
                                                --------------       ----------------      ---------------      -----------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                            11,620,088              4,787,183            1,690,764              4,816,488
       Administrative expenses                         66,117                  5,216                2,783                 57,439
       Interfund transfers                                                 5,743,751            6,597,380              7,774,601
                                                --------------       ----------------      ---------------      -----------------
            Total deductions                       11,686,205             10,536,150            8,290,927             12,648,528
                                                --------------       ----------------      ---------------      -----------------
            Net increase (decrease)                13,038,772             (4,908,977)          (2,980,317)            (1,470,689)

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year                          184,519,535             84,158,864           34,561,641             65,799,030
                                                --------------       ----------------      ---------------      -----------------
       End of year                            $   197,558,307      $      79,249,887     $     31,581,324     $       64,328,341
                                                ==============       ================      ===============      =================

                                             ---------------------------------------------------------



                                             ---------------------------------------------------------

                                                          SUPPLEMENTAL COMBINING INFORMATION
                                             ---------------------------------------------------------

                                                  AGGRESSIVE           BALANCED           PARTICIPANT
                                                  EQUITY FUND            FUND            LOAN FEATURE
                                                 --------------      -------------      --------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
        Dividends                              $       248,031     $       53,348
        Interest income                                                               $       523,411
        Realized gain (loss)  on sale of
           investments                                   4,540             (4,042)
        Unrealized appreciation
          (depreciation) of
           investments (Note 5)                         29,159            (92,716)
                                                 --------------      -------------      --------------
          Total investment income (loss)               281,730            (43,410)            523,411
                                                 --------------      -------------      --------------

     Contributions (Note 2):
        Employers
        Participants                                 1,130,011            717,613
                                                 --------------      -------------      --------------
          Total contributions                        1,130,011            717,613
                                                 --------------      -------------      --------------
             Total additions                         1,411,741            674,203             523,411
                                                 --------------      -------------      --------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                                 64,788             70,317             190,548
       Administrative expenses                                                679
       Interfund transfers                          (5,020,081)        (2,483,701)        (12,611,950)
                                                 --------------      -------------      --------------
            Total deductions                        (4,955,293)        (2,412,705)        (12,421,402)
                                                 --------------      -------------      --------------
            Net increase (decrease)                  6,367,034          3,086,908          12,944,813

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year
                                                 --------------      -------------      --------------
       End of year                             $     6,367,034     $    3,086,908     $    12,944,813
                                                 ==============      =============      ==============

See notes to combined financial statements.

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                      THE SAVINGS PLAN FOR UNION EMPLOYEES
                        OF ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                     --------------------------------------


1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Method of Accounting - The financial statements in this report reflect the combined assets, liabilities and net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company (the "APS Savings Plan"), The Savings Plan for Union Employees of Arizona Public Service Company (the "APS Union Plan"), and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Pinnacle West Plan"). The APS Savings Plan, the APS Union Plan, and the Pinnacle West Plan are collectively referred to as the "Plans." The combined financial statements have been prepared on the accrual basis of accounting. Investment transactions are recorded as of the trade date. Dividend income is recorded as of ex-dividend dates. All the outstanding shares of common stock of Arizona Public Service Company ("APS") are owned by Pinnacle West Capital Corporation ("Pinnacle West").

            Investments - The Plans consist of a salary reduction arrangement and an employer matching contribution feature. The investment programs for the Plans during 1996 consist of:

                 Pinnacle  West Stock  Fund -- The fund  consists  primarily  of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market.

                 Index Fund -- The fund consists of common stocks  maintained by the Trustee (defined below) as part of a comingled fund. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

                 Fixed  Income Fund -- The fund  consists  primarily  of several guaranteed investment contracts with varying rates of interest and varying maturities. The fund is stated at contract value which approximates fair value.

                 Aggressive Equity Fund -- The fund consists primarily of common stocks maintained by Putnam Investments as part of the Putnam Voyager Fund, Class A. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

                 Balanced  Fund -- The fund  consists  of common  and  preferred stocks and bonds managed by Fidelity Investments as part of the Fidelity Balanced Fund. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. Effective June 27, 1996, the fund was no longer offered as an investment choice.

                 International  Equity Fund -- The fund  consists  primarily  of stocks outside the United States and maintained by Franklin Templeton as part of the Templeton Foreign Fund. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The fund was added as an investment choice effective July 1, 1996. The APS Union Plan does not participate in the International Equity Fund.

                 Conservative,  Moderate and Aggressive  Lifestyle  Funds -- The
             funds consist primarily of cash, domestic stocks, international stocks, and domestic bonds and are maintained by the Vanguard Group as part of the Lifestrategy Portfolios: Conservative Growth Portfolio, Moderate Growth Portfolio, and Growth Portfolio. The funds are stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The funds were added as an investment choice effective July 1, 1996. The APS Union Plan does not participate in the Conservative and Aggressive Lifestyle Funds.

            Payment of Benefits - Benefits are recorded when paid.

            Realized Gain (Loss) and Unrealized Appreciation (Depreciation) Realized gains (losses) are determined based on the average historical cost. Unrealized appreciation (depreciation) is determined based on the fair value of assets at the beginning of the Plan year.

            Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.          DESCRIPTION OF THE PLANS

            General - The APS Savings Plan and APS Union Plan (collectively, the "APS Plans") are administered by a committee appointed by the APS Board of Directors. The Pinnacle West Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). State Street Bank and Trust Company (the "Trustee") is the Trustee for the Plans under a master trust agreement.

            Eligibility - All employees of APS and salaried employees of Pinnacle West (collectively, the "Companies" or the "Employer") are eligible to participate in the pre-tax and after-tax features of the Plans upon attaining age 21 and completing thirty-one days of consecutive employment for the APS Plans and thirty days of consecutive employment for the Pinnacle West Plan, and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. The Pinnacle West Plan allows participation by employees of a company that becomes an affiliate of Pinnacle West if such employees were formerly participants in a certain type of qualified plan sponsored by their employer, regardless of whether they have satisfied the Pinnacle West Plan's other eligibility requirements.

            Contributions - Participants in the APS Union Plan may direct APS to contribute any whole percentage from 1% to 10% of the participants' pre-tax base pay as their tax deferred contribution to the Plan. In addition to or in lieu of making tax deferred contributions to the APS Union Plan, participants may elect to make contributions of up to 10% of their after-tax base pay as a voluntary contribution, provided that in no event can the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay. Effective January 1, 1996, the APS Savings Plan and the Pinnacle West Plan were changed to allow employees to contribute up to 16% of their pre-tax base pay and up to 16% of their after-tax base pay, provided that in no event would the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay. Previously, the maximum allowable contribution for participants in the APS Savings Plan and the Pinnacle West Plan were the same as the APS Union Plan. The maximum allowable base pay ($150,000 in 1996) and tax deferred contribution ($9,500 in 1996) are linked to the cost of living index and could change on an annual basis.

            Prior to March 1, 1995, for the APS Savings Plan and the Pinnacle West Plan, and April 1, 1995, for the APS Union Plan, the Companies contributed to the account of each participant in the Plans' matching feature a minimum amount equal to 30% of such participant's contribution of up to 6% of the participant's pre-tax base pay (defined here as the participant's "required contribution"). Employer contributions were increased (i) by an additional one percent for each one percent increase in Pinnacle West consolidated net income from continuing operations over the prior year and (ii) by an additional amount determined at the sole discretion of each Company's Board of Directors, up to a total Employer contribution of not more than 50% of participant required contributions. Effective March 1, 1995, for the APS Savings Plan and the Pinnacle West Plan, and April 1, 1995, for the APS Union Plan, Employer contributions were fixed at 50% of the first 6% of an employee's pre-tax contributions. The Employer contributions may be in cash, common stock or other property acceptable to the Trustee.

            The Plans allow rollover contributions from another qualified plan or individual retirement rollover account, subject to certain criteria.

            Investment Programs - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Aggressive Equity Fund, International Equity Fund, Lifestyle Conservative Fund, Lifestyle Moderate Fund, and Lifestyle Aggressive Fund. Participants in the APS Union Plan may not invest in the International Equity Fund, Lifestyle Conservative Fund, or Lifestyle Aggressive Fund. The balance of non-participant-directed contributions and related earnings represents approximately $68,028,037 and $58,835,852 of the net assets available for benefits in the Pinnacle West Stock and Fixed Income Funds for 1996 and 1995, respectively.

            The Balanced Fund was no longer offered as an investment choice as of June 27, 1996. Employee funds invested in the Balanced Fund were automatically transferred into the Fixed Income Fund on June 27, 1996. Participants had the opportunity to make a one-time special interfund transfer between July 1, 1996 and July 14, 1996, to transfer the funds out of the Fixed Income Fund.

            Loan Feature - Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions accounts.

            The minimum participant loan available is $1,000, and the maximum available is 50% of the participant's vested account balance, up to $50,000, reduced by the participant's highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from six months to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant's account for each loan.

            The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate is the State Street Bank and Trust Company's prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 1996 ranged from 9.25% to 9.50%.

            Loans are treated as transfers from the participant's investment funds on a pro-rata basis to the Participant Loan Feature. Loan repayments are treated as transfers from the Loan Feature to the participant's investment funds, based on the participant's current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly (for the APS Plans) or bi-weekly (for the Pinnacle West Plan) payroll deductions.

            Vesting - Each participant is fully vested as to the participant's contribution account (consisting of the participant's contributions and related income and appreciation or depreciation). The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon completion of five years of service, upon termination of the Plans, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five years of Plan participation, beginning with the first Plan year of Employee participation.

            Withdrawals and Distributions - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals are permitted from a participant's transfer account. No withdrawals are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to 1989. Generally, participants who are fully vested and who have participated in the Plans for five complete Plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Companies is terminated, the participant generally can elect to receive a distribution, as soon as administratively possible, of the vested portion of his or her Employer contribution account together with the participant's contribution accounts.

            Forfeitures - Forfeitures of nonvested Employer contributions will occur upon distribution following termination of employment with the Companies. However, if a former participant again becomes an employee of the Companies prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred (and, in the case of the APS Plans, only if the participant, upon reemployment, repays in full the amount previously distributed from the APS Plans), the forfeited Employer contributions will be restored to the participant's Employer contribution account. Forfeitures are used to reduce future Employer contributions to the Plans.

            Termination of the Plans - It is the Companies' present expectation that these Plans and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plans is not assumed as a contractual obligation. The Companies, at their discretion, may terminate their respective plans and distribute net assets. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

3.          INCOME FROM SETTLEMENT

            Pursuant to the settlement of a class action lawsuit, payment was made during 1996 on behalf of certain purchasers of Pinnacle West common stock, and certain participants in the Plans were entitled to receive a portion of the settlement. A settlement check of $903,751 was deposited into the Lifestyle Moderate Fund on September 20, 1996. Earnings within the Lifestyle Moderate Fund on the settlement distribution were $53,676. On December 20, 1996, the settlement distribution and related earnings were transferred out of the Lifestyle Moderate Fund and allocated into the respective participant accounts, based on each participant's current election option. If an individual was no longer an employee and had previously received a full distribution of his or her funds from the Plans, a separate check was issued in 1997.


4.          INCOME TAX STATUS

            The Plans have been determined by the Internal Revenue Service to be qualified plans under the provisions of the Internal Revenue Code. As long as the Plans continue to be so qualified, under present Federal income tax laws and regulations: (a) participants will not be currently taxed on Employer contributions, on their own pre-tax contributions (see
        Note 2), or on investment earnings on any contributions at the time such investment earnings are received by the Trustee, but will be subject to tax thereon at such time as they receive actual benefits from the Plans; and (b) the Plans will not be taxed on their dividend and interest income or any capital gains realized by them or on any unrealized appreciation of investments.

5.          UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

            Changes in unrealized appreciation (depreciation) of investments for each of the three years in the period ended December 31, 1996 were as follows:

                                                    Unrealized Appreciation (Depreciation)
                                                    --------------------------------------

                                                       Beginning of Year           End of Year                Change
                                                 ----------------------    ---------------------    -------------------
                    1996
                    ----
                  Pinnacle West Stock Fund              $ 39,003,330              $ 46,821,429          $   7,818,099
                  Index Fund                              18,965,167                30,111,786             11,146,619
                  Aggressive Equity Fund                   2,986,675                 3,373,451                386,776
                  Balanced Fund                              288,293                         0               (288,293)
                  International Equity Fund                        0                   109,796                109,796
                  Lifestyle Conservative Fund                      0                   (13,017)               (13,017)

                                      -12

                  Lifestyle Moderate Fund                          0                    90,799                 90,799
                  Lifestyle Aggressive Fund                        0                   106,642                106,642
                                                        ------------            --------------          -------------
                       Total                            $ 61,243,465            $   80,600,886          $  19,357,421
                                                        ============            ==============          =============


                    1995
                    ----
                  Pinnacle West Stock Fund              $  6,275,811              $ 39,003,330           $ 32,727,519
                  Index Fund                               7,294,560                18,965,167             11,670,607
                  Aggressive Equity Fund                      29,159                 2,986,675              2,957,516
                  Balanced Fund                              (92,716)                  288,293                381,009
                                                        ------------              ------------          -------------
                       Total                            $ 13,506,814              $ 61,243,465          $  47,736,651
                                                        ============              ============          =============

                    1994
                    ----
                  Pinnacle West Stock Fund              $ 15,600,436              $  6,275,811          $  (9,324,625)
                  Index Fund                               8,871,788                 7,294,560             (1,577,228)
                  Aggressive Equity Fund                           0                    29,159                 29,159
                  Balanced Fund                                    0                   (92,716)               (92,716)
                                                        ------------              ------------          -------------
                       Total                            $ 24,472,224              $ 13,506,814          $ (10,965,410)
                                                        ============              ============          =============

6.          GUARANTEED INVESTMENT CONTRACTS

            Under the contracts, interest rates on guaranteed investment contracts (GICs) vary within the Fixed Income Fund. The contracts have a weighted average crediting interest rate at December 31, 1996, 1995, and 1994 of 6.31%, 6.05%, and 5.94%, respectively. The average yield for 1996 approximated the weighted average crediting interest rate. The crediting interest rates on the GICs may be reset on a quarterly or semi-annual basis, or may be fixed, based on the terms of the contract.

            One of the GICs is a managed synthetic investment contract. The fair value of the trust assets related to this contract is $11,987,668. The contract value of the trust assets is $11,922,862.


7.          BENEFITS PAYABLE

            As of December 31, 1996 and 1995, net assets available for benefits included benefits of $125,711 and $0, respectively, due to participants who had withdrawn from participation in the Plans.

8.          PARTICIPATING EMPLOYEES

            As of December 31, 1996 and 1995, the aggregate number of employees participating in the Plans was 5,346 and 5,317, respectively.

9.          NET ASSET VALUE PER UNIT

            In accordance with the provisions of the Plans, the Trustee maintains separate units of participation in the Plans and related net asset value per unit for the Pinnacle West Stock, Index, Fixed Income, Aggressive Equity, Balanced, International Equity, and Lifestyle Conservative, Moderate and Aggressive Funds. The number of units and related net asset value per unit at December 31 are:

                                               Net Asset Value
                                                  Per Unit       Number of Units
                                              ----------------   ---------------
                            1996
                            ----
               Pinnacle West Stock Fund       $  16.880499           6,862,205
               Index Fund                        15.263426           4,798,836
               Fixed Income Fund                  4.969295          13,353,292
               Aggressive Equity Fund            66.977409             550,923
               International Equity Fund         37.843382              86,381
               Lifestyle Conservative            15.979735              80,404
               Lifestyle Moderate                21.594078             165,659
               Lifestyle Aggressive              27.182799              95,720

                            1995
                            ----
               Pinnacle West Stock Fund       $  14.766694           7,400,426
               Index Fund                        12.412044           4,234,420
               Fixed Income Fund                  4.681795          13,640,906
               Aggressive Equity Fund            59.391589             349,852
               Balanced Fund                     56.305337             109,825


10.         RELATED PARTY TRANSACTIONS

            Costs of  Administration - Substantially all costs of administration
        of  the  Plans  have  been  paid  by  the  Companies   except  for  loan
        administration fees.

                                          Pinnacle West Stock Fund
                                          ------------------------

                                                                      1996            1995             1994
                                                                      ----            ----             ----
     Shares of Pinnacle West common stock held by  the Plans          3,611,371        3,747,471       3,931,354

     Employer cash contributions                                   $  7,225,732     $  6,747,587    $  6,552,535
     Investments by the Plans in Pinnacle West common stock        $  4,494,219     $  3,274,433    $ 10,533,406
     Sales made by the Plans of Pinnacle West common stock         $  8,572,009     $  7,459,282    $  7,339,602
     Aggregate cost of Pinnacle West common stock sold             $  5,391,080     $  5,906,404    $  6,646,030

                                                 Index Fund
                                                 ----------

                                                                      1996             1995            1994
                                                                      ----             ----            ----

     Investments by the Plans in Trustee's Index Fund              $ 13,147,476     $11,841,434    $  5,251,808
     Sales made by the Plans of Trustee's Index Fund               $  5,243,720    $  3,804,238    $  8,197,947
     Aggregate cost of Trustee's Index Fund sold                   $  3,266,052    $  2,642,976    $  6,312,498

                           Temporary Investments in Funds Managed by the Trustee
                           -----------------------------------------------------

                                                                       1996            1995            1994
                                                                       ----            ----            ----

     Investments by the Plans in temporary investment funds        $ 46,840,277    $51,411,186     $44,448,076
     Sales made by the Plans of temporary investment funds         $ 33,293,798    $55,197,746     $48,088,440

               The temporary investments are bought and sold at par.

                                      -15-

Exhibits Filed.
---------------


Exhibit No.                Description
-----------                -----------


     23.1                  Independent Auditors' Consent

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Pinnacle West Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE SAVINGS PLAN FOR EMPLOYEES OF
                                        PINNACLE WEST CAPITAL CORPORATION
                                                  (Name of Plan)



DATE:  June 25, 1997                    By: /s/ Faye Widenmann
                                            ------------------------------------
                                             Faye Widenmann
                                             Vice President
                                             and Member of the Administrative
                                             Committee of the Pinnacle West Plan